UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ___________ to ___________.

Commission file number: 0-1026

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITNEY HOLDING CORPORATION
228 St. Charles Avenue
New Orleans, LA 70130

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

Date: May 21, 2002

Paul D. Bergeron

Paul D. Bergeron
Senior Vice President and
Plan Administrator

99277766-1

ANDERSEN

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 16, 2002, covering the financial statements and supplemental schedule of the Whiney National Bank Savings Plan as of December 31, 2001 and 2000 and for the year ended December 31, 2001 included in this Form 11-K, into Whiney Holding Corporation's previously filed Registration Statement on Form S-8 (File No. 33-68506).

Arthur Andersen LLP

New Orleans, Louisiana
May 22, 2002

ANDERSEN

WHITNEY NATIONAL BANK SAVINGS PLUS PLAN

Financial Statements
As of December 31, 2001
Together With Auditors' Report

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of
the Whitney National Bank Savings Plus Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Whitney National Bank Savings Plus Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 (Schedule I) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

New Orleans, Louisiana,
May 16, 2002

WHITNEY NATIONAL BANK SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at fair value	$80,857,582	$79,948,549
Receivables-		
Dividends and interest	–	126,920
Contributions	–	265,937
Total assets	80,857,582	80,341,406
Net assets available for plan benefits	$80,857,582	$80,341,406

The accompanying notes are an integral part of these statements.

WHITNEY NATIONAL BANK SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

	2001
CONTRIBUTIONS:	
Employer	$ 2,421,871
Employee	4,965,650
Total contributions	7,387,521
INVESTMENT INCOME:	
Dividends	553,825
Interest	193,842
Mutual fund distributions	1,711,457
FUND TRANSFERS-IN RELATED TO ACQUISITIONS (NOTE 1)	3,104,188
NET DEPRECIATION IN FAIR VALUE OF MUTUAL FUNDS	(7,019,774)
NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF WHITNEY STOCK FUND	2,626,516
PARTICIPANTS' DISTRIBUTIONS PAID	(8,041,399)
Increase (decrease) in net assets available for plan benefits	516,176
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year	80,341,406
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year	$80,857,582

The accompanying notes are an integral part of this statement.

WHITNEY NATIONAL BANK SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. PLAN DESCRIPTION:

The following description of the Whitney National Bank Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Whitney National Bank (the Bank) adopted the Thrift Incentive Plan for Employees of Whitney National Bank (the Predecessor Plan), effective December 31, 1952, for the benefit of its full-time employees. The Predecessor Plan was a defined contribution plan. Effective October 1, 1993, the Predecessor Plan was amended and restated to comply with the Tax Reform Act of 1986 and to clarify the terms of the Predecessor Plan concerning deferrals under Section 401(k) of the Internal Revenue Code of 1986, resulting in the Whitney National Bank Savings Plus Plan. The Plan was amended and restated January 1, 2002 to incorporate changes to certain plan administrative matters. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Administration

Whitney National Bank Trust Division is the Trustee for the Plan, and the Plan is administered by the Bank acting through its Human Resources Department. The Plan's employee account record maintenance function is performed by an outside service organization, Fidelity Investments.

Contributions

Eligible participants may elect to contribute, on a pre-tax basis, from 1 percent to 15 percent of their compensation, as defined in the Plan document, through payroll deductions subject to certain limitations. The Bank matches the participants' eligible contributions dollar for dollar up to a specific dollar percentage of their compensation. Employee contributions include rollovers from other qualified plans. Effective January 1, 2001, the Plan was amended to increase the Bank's match of participants' eligible contributions to 4 percent of their compensation. This qualified the plan as a Safe Harbor Plan in 2001.

In addition to the matching contribution, the Bank may make a discretionary contribution with the approval of the Bank's Board of Directors. No such contributions were made to the Plan for the year ended December 31, 2001.

During the first quarter of fiscal 2001, $746,673 of assets attributable to the former 401(k) retirement plan of employees of FNB Gonzales were merged into the Plan. During the third quarter of fiscal 2001, $2,357,515 of assets attributable to the former 401(k) retirement plan of employees of Bank of Prattville were merged into the plan. FNB Gonzales and Bank of Prattville became affiliates of the Bank through its association with the Bank's parent company, Whitney Holding Corporation.

Vesting

Participants are immediately 100 percent vested in their voluntary contributions, Bank contributions and earnings thereon.

Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in the account in a lump-sum distribution. Upon separation of service (other than through death, disability or retirement at or after the age of 59-1/2), participants are allowed to transfer their account balance to another tax deferred qualified plan, or they may receive the balance in a lump-sum distribution subject to certain taxes and penalties imposed by the Internal Revenue Code and the Plan's rules regarding the availability of Plan distributions. Additionally, hardship distributions are permitted in some cases while employed, however these distributions are subject to Federal and state income taxes upon withdrawal and imposition of a penalty tax at year-end when the participant's tax liabilities are calculated. The Plan allows certain in-service withdrawals by participants who are at least 59-1/2 years of age subject to the terms of the Plan.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the Bank's contributions and the participant's contributions.

Participation

The Plan covers all salaried employees of the Bank who have completed nine months or more of employment (eligible participants) as of the entry dates of January 1, April 1, July 1, and October 1.

Participant Loans

Participants may borrow from their accounts amounts ranging from a minimum of $1,000 to a maximum of 50 percent of the participant's balance not to exceed $50,000. Loan terms generally range from 1-5 years, but may extend up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. The interest rate on outstanding loan balances ranged between 5.75 percent and 10.50 percent for 2001, and 9.50 percent and 10.50 percent for 2000. Principal and interest is paid ratably through semi-monthly payroll deductions.

Investment Options

Under the provisions of the Plan, participating employees are allowed to choose the manner in which all of their contributions are invested. Employees may choose from nine mutual funds, a stable value fund and Whitney Holding Corporation common stock.

Employees have the ability to change investment elections and transfer account balance funds among the various fund options on a daily basis.

Plan Termination

While it has not expressed any intention to do so, the Bank has the right under the Plan to terminate its participation in the Plan at any time by delivering written notice to the Trustee at least ten days prior to the proposed effective termination date. In the event the Plan terminates, the Trustee would, in accordance with written instructions of the Bank, either (1) distribute the Plan's assets of such participants after payment of any expenses properly chargeable to the Plan, or (2) continue to hold and administer the assets in accordance with the Plan and Trust agreements.

Cash and Cash Equivalents

From time to time, the Whitney Stock Fund holds uninvested cash to meet certain distributions and on a short-term basis pending investment in additional Whitney Stock. During 2001 and 2000, cash held by the Whitney Stock Fund was invested in short-term institutional money market funds earning market rates of interest.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. ACCOUNTING POLICIES:

Significant items of income and expense are recorded on the accrual basis. Plan investments are carried at quoted market value. Realized gains or losses on transactions are computed by determining the cost of the investment sold on a specific identification basis. Under the Plan, as amended, the Bank may elect to charge administrative fees and expenses against the assets of the Plan, subject to certain requirements imposed by applicable law. This election can be made annually and need not be the same each year. Substantially all of the administrative expenses of the Plan were borne by the Bank in 2001.

Certain asset management fees are imposed under each of the investment options offered by the Plan. These management fees are charged against the return earned by the applicable investment option. No sales commission or other front-end or back-end charges (loads) are imposed with respect to the acquisition or disposition of investment options under the Plan.

3. INVESTMENT CONTRACT WITH INSURANCE COMPANY:

As a result of a bank acquisition in 1998, an investment contract valued at approximately $1.4 million was transferred into the Plan. The Pan American Life Insurance Company (Pan American) is the issuer of the investment contract, and Pan American maintains the respective participant investment balances in a pooled account consisting of five deposits. The first three deposits matured in January 1999, 2000 and 2001, respectively. One deposit matures on the first of January 2002. The deposit that matures on the first of January 2003 was completely withdrawn during 2000. The account is credited with earnings on the underlying investments and charged for Plan withdrawals by Pan American. The contract is included in the financial statements at contract value, which is not materially different from fair market value. The average yield and crediting interest rates were approximately 5.25 percent and 5.60 percent on each of the two deposits, respectively, for 2001. The crediting interest rate is derived from an agreed-upon formula with the issuer. Upon transfer into the Plan, the contract was frozen, and no additional investments (or contributions) are allowed to be made with respect to the investment contract based on the terms of the Plan. The contract balance as of December 31, 2001 was $203,335.

4. SIGNIFICANT INVESTMENTS:

The following is a detail of investments that represent 5 percent or more of total net assets as of December 31, 2001 and 2000:

Issuer	2001	2000
Fidelity Advisor Stable Value Portfolio	$11,844,926	$ 9,504,965
Fidelity Advisor Equity Income Fund	13,727,194	14,113,907
Fidelity Advisor Growth Opportunities Fund	7,253,246	8,407,455
Fidelity Advisor Equity Growth Fund	17,535,228	21,844,165
Whitney Stock Fund (including cash of $548,758 and $268,468 as of December 31, 2001 and 2000, respectively)	15,959,402	12,865,274

5. INVESTMENT IN WHITNEY HOLDING CORPORATION STOCK:

The Plan held investments in the Bank's parent, Whitney Holding Corporation (the Company) as follows:

	December 31, 2001	December 31, 2000
Number of shares held	351,440	346,900
Market value of shares	$15,410,644	$12,596,806
As a % of the total market value of Plan assets	19.10%	15.70%
As a % of the outstanding common shares of the Company	1.33%	1.50%

With regard to the Whitney Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in this fund option. As of December 31, 2001 and December 31, 2000, there were approximately 940,248 and 952,214 units outstanding with a market value of approximately $16.97 and $13.51 per unit (excluding amounts attributable to receivables), respectively, related to the Whitney Stock Fund.

6. RISKS AND UNCERTAINTIES:

The Plan provides for various investments in mutual funds, common stock and an investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

7. TAX STATUS:

The Internal Revenue Service (IRS) has determined and informed the Company by a determination letter dated August 10, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company requested a new determination letter from the IRS in 2001 in conjunction with adoption of a regional prototype plan document sponsored by Fidelity and expects to receive the updated letter in the current year.

WHITNEY NATIONAL BANK SAVINGS PLUS PLAN (EIN 72-0352101)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2001

Issuer/Description	Shares Held	Current Value
Mutual Funds		
Fidelity Advisor Stable Value Portfolio	11,844,926	$11,844,926
Fidelity Advisor Intermediate Bond Fund	330,804	3,552,834
Fidelity Advisor Balanced Fund	214,728	3,349,752
Fidelity Advisor Equity Income Fund	559,837	13,727,194
Fidelity Spartan U.S. Equity Index	88,317	3,589,217
Fidelity Advisor Growth Opportunities Fund	251,849	7,253,246
Fidelity Advisor Equity Growth Fund	348,821	17,535,228
Fidelity Overseas Fund	88,798	1,214,751
Federated Index Mid Cap Fund	15,184	256,921
Fidelity Advisor Value Strategies Fund	13,581	364,516
Subtotal Mutual Funds		62,688,585
Common Stock		
Whitney Holding Corporation Stock*	351,440	15,410,644
Cash		
Whitney Stock Fund Cash*		548,758
Participant Loans		
Various Participants (the interest rate ranged from 5.75% - 10.50% during 2001)*		2,006,260
Pan American Investment Contract		
Deposit Account 4, 5.60%, matures January 1, 2002	–	197,713
Fidelity Institutional Money Market Account	5,622	5,622
Subtotal Investment Contract		203,335
Assets (held at end of year)		$80,857,582

*Denotes party-in-interest